EXHIBIT (a)(1)(x)

Press Release dated September 10, 2002.

     Louisville, Kentucky September 10, 2002. ORIG, LLC announced today that the issuer tender offer for up to 2,000 Limited Partnership Interests in NTS-Properties VI, which commenced on May 10, 2002, as amended on June 7, 2002, July 8, 2002, July 24, 2002 and August 16, 2002, expired on September 3, 2002.

     The final results of the Offer are as follows: As of September 3, 2002, a total of 2,560 Interests were tendered pursuant to the Offer. The Offeror exercised their right under the terms of the Offer to purchase more than 2,000 Interests, and all 2,560 Interests were accepted by the Offeror, without proration. ORIG, LLC purchased 2,560 Interests at a price of $380.00 per Interest.